Exhibit 21.1

LIST OF SUBSIDIARIES OF G-PRIVATE EQUITY LP

(As of September 25, 2026)

Entity Name	Jurisdiction
G-PE (US) AM Private Investments LP	Delaware

G-PE (US) XIG Investments Ltd.	Cayman Islands

G-PE (US) Liquid Investments LP	Cayman Islands